SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)


                          SIEBERT FINANCIAL CORP, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   826176 10 9
                                  ------------
                                 (CUSIP Number)


                               Mitchell M. Cohen
                            Siebert Financial Corp.
                          885 Third Avenue, Suite 1720
                            New York, New York 10022
                                 (212) 644-2400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 11, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.



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                                  SCHEDULE 13D

CUSIP No. 826176 10 9

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Muriel F. Siebert

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
         Not applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER              7.   SOLE VOTING POWER
OF                          19,900,000

SHARES              8.   SHARED VOTING POWER
BENEFICIALLY                -0-

OWNED BY            9.   SOLE DISPOSITIVE POWER
EACH                        19,900,000

REPORTING           10.  SHARED DISPOSITIVE POWER
PERSON WITH                 -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,900,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         89.66%

14. TYPE OF REPORTING PERSON
         Individual

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This Amendment No. 1 filed by Muriel F. Siebert (the "Reporting  Person") amends a report on Schedule 13D filed November 26, 1996 and is being filed to reflect the gift by the Reporting Person of shares of Common Stock to the Muriel F. Siebert Foundation (the "Foundation") and the subsequent sale by the Foundation of 222,000 shares in February 1999 and 90,000 shares of Common Stock in March
1999. The Reporting Person may be deemed to beneficially own all shares of Common Stock held by the Foundation.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS.

         No change.

Item 4.  PURPOSE OF TRANSACTION

         This statement is filed to reflect a material decrease in the percentage of outstanding Common Stock beneficially owned by the Reporting Person. In February 1999 and March 1999, the Foundation disposed of, in the aggregate, 312,000 shares of Common Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      The  Reporting  Person   beneficially  owns  an  aggregate  of
19,900,000 shares of Common Stock, representing approximately 89.66% of the outstanding shares of Common Stock.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

         (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

                  (i) On March 3, 1999, the Foundation disposed of 90,000 shares of Common Stock at a price per share of $23.47.

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                  (ii)     On February 24, 1999,  the  Reporting  Person  gifted
90,000 shares of Common Stock to the Foundation.

                  (iii) On February 11, 1999, the Foundation disposed of 56,000 shares of Common Stock at a price per share of $29.77.

                  (iv) On February 10, 1999, the Foundation disposed of 132,000 shares of Common Stock at a price per share of $26.89.

                  (v) On February 9, 1999, the Foundation disposed of 34,000 shares of Common Stock at a price per share of $27.13.

         (d)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ MURIEL F. SIEBERT
                                        ---------------------------------------
                                            Muriel F. Siebert


Date:    April 23, 1999